SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934

(Amendment No. 1)

PFSweb, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

717098206
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,009
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 762,009
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 19,465,753 shares of Common Stock of the Issuer outstanding as of May 4, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 8, 2020.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,009
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 762,009
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based on 19,465,753 shares of Common Stock of the Issuer outstanding as of May 4, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 8, 2020.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,009
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 762,009
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based on 19,465,753 shares of Common Stock of the Issuer outstanding as of May 4, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 8, 2020.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,009
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 762,009
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91%*
14	TYPE OF REPORTING PERSON IN

*This calculation is based on 19,465,753 shares of Common Stock of the Issuer outstanding as of May 4, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 8, 2020.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,009
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 762,009
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.91%*
14	TYPE OF REPORTING PERSON IN

* This calculation is based on 19,465,753 shares of Common Stock of the Issuer outstanding as of May 4, 2020, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 8, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “First Amendment”) amends and supplements the Schedule 13D originally filed on December 31, 2018 (the “Original 13D” and together with the First Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

This First Amendment amends Items 2, 4, 5 and 7 as set forth below. As set forth below, as a result of the transactions described herein, on June 16, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock. The filing of this First Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2.  Identity and Background

Item 2 is hereby amended and supplemented as follows:

“CDW and CDW Management were dissolved in 2019 and ceased reporting in connection therewith.”

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented and superseded, as the case may be, as follows:

“This First Amendment is being filed to report that the Reporting Persons are no longer the beneficial owners of five percent or more of the Issuer’s Common Stock, and so this First Amendment constitutes an “exit filing” with respect to this Schedule 13D by the Reporting Persons.

The Reporting Persons may make, or cause, further dispositions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors. In addition, the Reporting Persons may acquire, or cause to be acquired, additional beneficial ownership of shares of Common Stock at any time depending on market conditions and factors.”

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (c) and (e) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

“(a)	As of the date of this Schedule 13D, based upon 19,465,753 shares of Common Stock outstanding (as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 4, 2020): (a) HPE directly owns an aggregate of 762,009 shares of Common Stock, representing approximately 3.91% of the outstanding Common Stock; (b) Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 762,009 shares of Common Stock, representing approximately 3.91% of the outstanding Common Stock; and (c) each of Hoak and Co. (in its capacity as the general partner of Hoak Management), James M. Hoak (in his capacity as Hoak & Co.’s controlling shareholder), and J. Hale Hoak (in his capacity as Hoak & Co.’s President) may be deemed to beneficially own an aggregate of 762,009 shares of Common Stock, representing approximately 3.91% of the outstanding Common Stock.”

“(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.”

“(e)	As a result of the transactions described herein, on June 16, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Stock of the Issuer based on the number of shares of Common Stock outstanding as reported by the Issuer on May 4, 2020. The filing of this First Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.”

Item 7.  Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated June 22, 2020 by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	June 22, 2020

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By:	Hoak Fund Management, L.P., its general partner	By:	Hoak & Co., its general partner

By:	Hoak & Co., its general partner

By:	/s/ J. Hale Hoak	By:	/s/ J. Hale Hoak
	J. Hale Hoak		J. Hale Hoak
	President		President

Hoak & Co.		James M. Hoak

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak
	J. Hale Hoak		James M. Hoak
President

J. Hale Hoak

By:	/s/ J. Hale Hoak
J. Hale Hoak

Schedule A

Transactions – Last 60 days

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price Per Share
04/21/20	Sale	527	$3.50
06/16/20	Sale	117,813	$7.48
06/17/20	Sale	31,804	$7.79
06/17/20	Sale	22,866	$7.77
06/18/20	Sale	25,000	$7.75
06/18/20	Sale	40,608	$7.76